

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

<u>Via E-Mail</u>
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey Via Italia Punta Paitilla
Ciudad de Panama, PANAMA

> **Re: Boomer Ventures, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 13, 2014**
> **File No. 333-183938**

Dear Ms. Tristan:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In particular, we note the following deficiencies.

<u>Item 16 - Exhibits</u>

1.   We note significant deficiencies with regard to the exhibits and consents from your independent registered public accountant.

- The exhibit index references the consent of Kenne Ruan CPA, LLC, yet we are unable to locate this exhibit;

- The consents from Hillary CPA Group refer to filings under the Securities Exchange Act, yet you do not appear to have a class of securities registered under that Act. For example, your accountant consented to the use of the report dated May 12, 2014 relating to the financial statements of Boomer Ventures, Inc. that are included in the Company's quarterly report on <u>Form 10-Q</u> for the quarter ended April 30, 2014.   In future filings, ensure that the consent relates to your Form S-1;

- You filed two consents from Hillary CPA Group, yet the exhibit index only references one such exhibit;

- The accountant's consent you provided is from Hillary CPA Group, while elsewhere in the registration statement you state that your financial statements were audited by David

L. Hillary, Jr., CPA, CITP.   Ensure that you consistently identify the firm auditing your financial statements; and

- Lastly, we are unable to locate exhibits 5.1 and 23.2. To the extent your next amendment incorporates exhibits by reference, please indicate the filing date of the previously filed document where the particular incorporated exhibit may be located.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you have any questions regarding this letter, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853. If you thereafter require further assistance, you may contact the undersigned, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
         Thomas E. Stepp, Jr., Esq.